March 14, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Registration Statement on Form S-3 (File No. 333-87829)
Ladies and Gentleman:
     Baker Hughes Incorporated, a Delaware corporation (the “Company”), hereby submits its application to withdraw from registration pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registration Statement on Form S-3 (File No. 333-87829), including all amendments and exhibits thereto, filed by the Company with the Securities and Exchange Commission on September 27, 1999 (the “Registration Statement”). No sales have been made or will be made pursuant to the Registration Statement. The Company requests the withdrawal of the Registration Statement because, subsequent to the filing thereof, the Company filed a Registration Statement on Form S-3 on September 5, 2007 (File No. 333-145888), which registration statement became effective on October 3, 2007.
     If you have any questions regarding this request for withdrawal, please contact Christine B. LaFollette at Akin Gump Strauss Hauer & Feld LLP, counsel for the Company. Ms. Lafollette can be reached at 713.220.5896.

Very truly yours, BAKER HUGHES INCORPORATED
By:	/s/ Sandra E. Alford
Sandra E. Alford
Corporate Secretary

Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, Texas 77019
713-439-8600